Exhibit 1.1

CONTACTS

Chief Financial Officer Radware Ltd.
Meir Moshe,
+ 972-3766-8610

Corporate Communications
Joyce Anne Shulman
+1 201 785
joyceannes@radware.com

For Immediate Release

Radware Announces 2011 Annual General Meeting

Tel Aviv, Israel, July 28, 2011 – Radware Ltd. (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today announced that its 2011 Annual General Meeting of Shareholders will be held on Tuesday, September 6, 2011, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is August 1, 2011.

Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days. The agenda of the meeting is as follows:

1.	To re-elect Dr. Hagen Hultzsch and Ms. Yael Langer as class III directors;

2.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years;

3.
To approve amendments to Articles 46, 69 and 70 of the Company’s Articles of Association relating to proceedings of the Board of Directors, indemnification and insurance of office holders and notices of shareholder meetings, respectively;

4.	To approve an amendment to the form of indemnity letters issued by the Company in favor of officers and directors;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services;

6.	To present and discuss the financial statements of the Company for the year ended December 31, 2010 and the Auditors’ Report for this period; and

7.	To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Items 1, 3, 4 and 5 require the approval of a simple majority of the shares voted on the matter (since the Company does not have a "controlling shareholder" within the meaning of the Companies Law). Item 2 requires the approval of a simple majority of the shares voted on the matter; provided that either (i) the shares voted in favor of the matter include at least two-thirds of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" (as such terms are defined in the Companies Law)  in approving the resolution or (ii) the total number of shares voted against such matter by shareholders who are not controlling shareholders or have a personal interest as aforesaid does not exceed 2% of the Company’s voting power. Items 6 and 7 do not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The proxy statement and proxy card may be obtained for free from the SEC's website at www.sec.gov , the Company’s website at www.radware.com  or by directing such request to the Company's Investor Relations above.

About Radware

Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.